SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.



                                   FORM U-33-S


               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES




                        Filed under Section 33(e) of the

             Public Utility holding Company Act of 1935, as amended
                   For the Fiscal Year Ended December 31, 1997



              Filed pursuant to the Public Utility Holding Company
                                 Act of 1935 by



                                   PacifiCorp
                            (Name of filing Company)

                          700 NE Multnomah, Suite 1600
                             Portland, Oregon 97232

     PacifiCorp, an Oregon corporation ("PacifiCorp"), hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33(e) of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b) (1996), this Annual Report Concerning Foreign Utility Companies. PacifiCorp is a United States public utility company and an associate company of each of (1) Powercor Australia Ltd ("Powercor"), (2) Hazelwood Power, a general partnership organized under the laws of Australia, (3) Hazelwood Power Corporation Pty Ltd, (4) Hazelwood Pacific Pty Ltd, (5) EnergyWorks, LLC, (6) EnergyWorks (C.I.), LLC,
(7) EnergyWorks do Brasil Ltda., (8) New IndoPower Investment Company Pte. Ltd.,
(9) PT EnergyWorks Indonesia, (10) New IndiaPower Company One/New IndiaPower Company Two, (11) EnergyWorks India Company Pvt. Ltd., (12) Electrificadora Ecologica, S.A., (13) Molinos de Viento del Arenal, S.A., (14) Casa Palermo, S.A., and (15) AeroEnergia, S.A., each a foreign utility company.

     PacifiCorp acquired Powercor on December 12, 1995. Powercor owns and operates facilities in Australia that are used for the transmission and distribution of electric energy for sale.

     In September 1996, a consortium known as Hazelwood Power purchased a 1,600 MW, brown coal-fired thermal power station and the adjacent brown coal mine in Victoria, Australia. One of the partners of Hazelwood Power, Hazelwood Pacific Pty Ltd ("HPAC"), is an indirect wholly-owned subsidiary of PacifiCorp (See Item 1(C)(2) below).

     EnergyWorks and its subsidiaries are a joint venture between New Energy Holdings I, an indirect wholly owned subsidiary of PacifiCorp, and Bechtel New Energy Enterprises, Inc., a wholly owned subsidiary of Bechtel Corp., formed to participate in energy-related projects around the world.

     Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA ss.79z-5b(a)(3) (1997 Supp.).

Item 1
------

A.   Name, location and business address of each foreign utility company:

     Powercor Australia Ltd                  Hazelwood Power Corporation Pty Ltd
     Level 3                                 c/o Phillips Fox
     77 Southbank Boulevard                  120 Collins Street
     Southbank, Victoria, 3006               Melbourne, Victoria 3000, Australia
     Australia

     Hazelwood Power                         Hazelwood Pacific Pty Ltd.
     c/o Phillips Fox                        Level 3
     120 Collins Street                      77 Southbank Boulevard
     Melbourne, Victoria 3000, Australia     Melbourne, Victoria 3006
                                             Australia

     EnergyWorks, LLC                        EnergyWorks (C.I.), LLC
     c/o Jeffrey W. Eckel                    c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250        Ugland House
     Landover, MD 20785                      South Church Street
                                             Grand Cayman
                                             Cayman Islands

     EnergyWorks do Brasil Ltda.             New IndoPower Investment
     c/o Luiz Fernando Mendes                Company Pte. Ltd.
     Alameda Santo 745                       c/o Jeffrey W. Eckel
     Conj. 31                                95 South Bridge Road
     Sao Paulo, SP                           #10-10 Pidemco Center
     CEP 01419-001                           Singapore
                                             058717

     PT EnergyWorks Indonesia                New IndiaPower Company One/
     c/o Richard Chow                        New IndiaPower Company Two
     Graha Paramita                          c/o Jeffrey W. Eckel
     10th Floor Unit E                       608 St. James Court
     JI Denpasar Raya, Blok D-2              St. Denis Street
     Kuningan, Jakarta 12940                 Port Louis
     Indonesia                               Mauritius

     EnergyWorks India Company Pvt. Ltd.     Electrificadora Ecologica, S.A.
     c/o Sunil Shah Singh                    c/o Jeffrey W. Eckel
     Century Centre, 3rd Floor               8201 Corporate Drive, Suite 1250
     39 TTK Road India                       Landover, MD 20785
     Alwarpet
     Chennai 600 018
     India

     Molinos de Viento del Arenal, S.A.      Casa Palermo, S.A.
     c/o Jeffrey W. Eckel                    c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250        8201 Corporate Drive, Suite 1250
     Landover, MD 20785                      Landover, MD 20785

     AeroEnergia, S.A.
     c/o Jeffrey W. Eckel
     8201 Corporate Drive, Suite 1250
     Landover, MD 20785

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale:

     (1) Powercor is a distribution utility providing retail electric service in the state of Victoria, Australia. Powercor serves approximately 550,000 customers within approximately 57,915 square miles of service territory. Powercor uses approximately 48,680 miles of transmission and distribution facilities for its provision of electric service. Powercor does not have a material interest in the ownership or operation of generation facilities.

     (2) Hazelwood Power ("HP") acquired the assets of Hazelwood Power Corporation Ltd from the State of Victoria, Australia during the fiscal year ended December 31, 1996. Pursuant to a subsequent change of corporate structure and name, Hazelwood Power Corporation Ltd is now known as Hazelwood Power Corporation Pty Ltd ("HPC"). In connection with the acquisition, HP acquired the following facilities located in Australia used for the generation, transmission, and distribution of electric energy for sale: a) a 1,600 MW (installed capacity) brown coal-fired thermal power station, consisting of four stages, each of which is comprised of two 200 MW boiler and turbo generator units, b) transmission facilities necessary to interconnect the Hazelwood facility with the high-voltage transmission grid owned and operated by PowerNet Victoria, a statutory Victoria government corporation, and c) a coal mine, containing between 400 million and 450 million recoverable tons of brown coal.

     HPC holds various contracts and licenses related to the acquired facilities in trust for the partners of HP, and as trustee, has certain rights to use the facilities for the generation and sale of power.

     (3) Of the remaining foreign utility companies identified in this Notice none currently owns or operates facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power. EnergyWorks, however, continues to explore opportunities to participate in suitable energy-related projects through its various subsidiaries.

C.   Identification of system companies holding an interest in the FUCO(s):

     (1) Powercor: PacifiCorp Australia Holdings Pty Ltd, an indirect, wholly-owned subsidiary of PacifiCorp Group Holdings Company ("Holdings"), holds a 100% interest in Powercor. Holdings, an Oregon corporation, is a direct wholly-owned subsidiary of PacifiCorp.

     (2)  Hazelwood:

          (a)  The partners in HP and their ownership interests are as follows:

               (i) Hazelwood Pacific Pty Ltd, a company organized under the laws of Australia, holds a 19.90% interest. Hazelwood Pacific Pty Ltd is owned by Hazelwood Holdings, Inc. (10% interest) and PacifiCorp Global, Inc. (90% interest). Hazelwood Holdings, Inc. and PacifiCorp Global, Inc. are each indirect, wholly- owned subsidiaries of PacifiCorp.

               (ii) Australian Power Partners, B.V., a Netherlands company which is an indirect wholly-owned subsidiary of Destec Energy, Inc., holds approximately a 20% interest.

               (iii) National Power Australia Investments Limited, a direct, wholly-owned subsidiary of National Power PLC, holds approximately a 52% interest.

               (iv) CISL (Hazelwood) Pty Ltd, an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 6% interest. Hazelwood Investment Company Pty Ltd, also an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 2% interest.

          (b) National Power Australia Investments Limited holds 100% of the shares of HPC in trust for the partners of HP as beneficial owners.

     (3) EnergyWorks, LLC: Bechtel New Energy Enterprises, Inc., a Delaware corporation, holds a 50% interest in EnergyWorks, LLC. New Energy Holdings I, a Delaware corporation, holds the remaining 50% interest in EnergyWorks, LLC. PacifiCorp, an Oregon corporation, holds a 100% interest in New Energy Holdings I through its wholly-owned subsidiary Holdings.

     (4) EnergyWorks (C.I.), LLC: BEn EW International (Cayman Islands), Ltd., a direct wholly-owned subsidiary of Bechtel New Energy Enterprises, Inc., holds a 50% interest in EnergyWorks (C.I.), LLC. EnergyWorks Holding I (Cayman Islands), a direct wholly-owned subsidiary of New Energy Holdings I, holds the remaining 50% interest in EnergyWorks (C.I.), LLC.

     (5) EnergyWorks do Brasil Ltda.: EnergyWorks (C.I.), LLC holds a 99.9% interest in EnergyWorks do Brasil Ltda. The remaining 0.1% is held by EnergyWorks, LLC.

     (6) New IndoPower Investment Company Pte. Ltd.: EnergyWorks (C.I.), LLC holds a 100% interest in New IndoPower Investment Company Pte. Ltd.

     (7) PT EnergyWorks Indonesia: New IndoPower Investment Company Pte, Ltd. holds a 99.9995% interest in PT EnergyWorks Indonesia.

     (8) New IndiaPower Company One: EnergyWorks (C.I.), LLC holds a 99% interest in New IndiaPower Company One. The remaining 1.0% is held by EnergyWorks, LLC.

     (9) New IndiaPower Company Two: EnergyWorks (C.I.), LLC holds a 99% interest in New IndiaPower Company Two. The remaining 1.0% is held by EnergyWorks, LLC.

     (10) EnergyWorks India Company Pvt. Ltd.: New IndiaPower Company One holds a 99.99% interest in EnergyWorks India Company Pvt. Ltd. The remaining 0.01% is held by New IndiaPower Company Two.

     (11) Electrificadora Ecologica, S.A.: EnergyWorks (C.I.), LLC holds a 100% interest in Electrificadora Ecologica, S.A.

     (12) Molinos de Viento del Arenal, S.A.: Electrificadora Ecologica, S.A. holds a 49% interest in Molinos de Viento del Arenal, S.A. The remaining 51% interest in Molinos de Viento del Arenal, S.A. is held by two Costa Rican citizens: Samuel Viroslav and Solomon Lechtman.

     (13) Casa Palermo, S.A.: EnergyWorks (C.I.), LLC holds a 100% interest in Casa Palermo, S.A.

     (14) AeroEnergia: Casa Palermo holds a 49% interest in AeroEnergia. The remaining 51% is held by two Costa Rican citizens: Samuel Viroslav and Solomon Lechtman.


Item 2
------

     For the fiscal year ended December 31, 1997, there was no debt or other financial obligation of Powercor for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of Powercor by PacifiCorp.

     For the fiscal year ended December 31, 1997, there was no debt or other financial obligation of HP, HPC or HPAC for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of HP, HPC, or HPAC by PacifiCorp.

     For the fiscal year ended December 31, 1997, there was no debt or other financial obligation of EnergyWorks, LLC, EnergyWorks (C.I.), LLC, EnergyWorks do Brasil Ltda., New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Electrificadora Ecologica, S.A., Molinos de Viento del Arenal, S.A., Casa Palermo, S.A., or AeroEnergia, S.A. for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of EnergyWorks, LLC, EnergyWorks (C.I.), LLC, EnergyWorks do Brasil Ltda., New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Electrificadora Ecologica, S.A., Molinos de Viento del Arenal, S.A., Casa Palermo, S.A., or AeroEnergia, S.A. by PacifiCorp.

Item 3
------

     For the fiscal year ended December 31, 1997, there were no service, sales or construction contracts between any of Powercor, HP, HPC, HPAC, EnergyWorks, LLC, EnergyWorks (C.I.), LLC, EnergyWorks do Brasil Ltda., New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd., Electrificadora Ecologica, S.A., Molinos de Viento del Arenal, S.A., Casa Palermo, S.A., or AeroEnergia, S.A. on the one hand, and PacifiCorp on the other hand.

Exhibit A
---------

     Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to PacifiCorp.

Signature
---------

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undesigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

     Dated: April 29, 1998.

                                       PACIFICORP, an Oregon corporation



                                       By: /s/ WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Vice President and Treasurer

                                   Pacificorp
                                   Form U-33-S
                                    Exhibit A
                                   Page 1 of 2

                      Bechtel                                                                                 PacifiCorp
                         |                                                                                        |
                         |                                                                                        |
                         |                                                                                    PacifiCorp
                         |                                                                              Group Holdings Company
                         |                                                                                     (Oregon)
                         |                                                                                        |
                         |                                                                                        |
                    Bechtel New     50%                                  50%  New Energy                          |
                Energy Enterprises, ----------------------------------------- Holdings I ------------------------continued on page 2
                  Inc. (Delaware)                       |                     (Delaware)
                         |                              |                         |
                         |                              |                         |
---------------------------------------------- EnergyWorks, L.L.C.                |
|                        |                          (Delaware)                    |
|                        |                                                        |
|                     BEn EW    50%                                       50%     |
|                 International --------------------------------------------- EnergyWorks
|                 (Cayman), Ltd.                        |                      Holdings I
|                                                       |                   (Cayman Islands)
|                                                       |
|                                                  EnergyWorks
|                                                  (C.I.), LLC
|                                                (Cayman Islands)
|                                                       |
|                  ---------------------------------------------------------------------------------
|                  | 99%                    |            |       |                 |               |
|       -----------------------             |            |       | 100%            |               |
|       |                     |             |            |      New                | 100%          | 100%
|         New               New             |            |   IndoPower           Casa           ELECSA
| 1%   IndiaPower        IndiaPower         |            |   Investment         Palermo      (Costa Rica)
|-----  Company           Company           |            |    Company        (Costa Rica)          |
|         One               Two             |            |   Pte. Ltd.             |               |
|     (Mauritius)       (Mauritius)         |            |  (Singapore)            | 49%           | 49%
|       |                    |              |            |       |            AeroEnergia       MOVASA
|       | 99.99%             | 0.01%        |            |       |           (Costa Rica)    (Costa Rica)
|       ----------------------              |    0.0005% |       | 99.9995%
|                 |                         |            ---------
|           EnergyWorks                     |         PT EnergyWorks
|          India Company                    |           Indonesia
|         Pvt. Ltd. (India)                 |          (Indonesia)
|                                           | 99.9%
|                                       EnergyWorks
------------------------------------- do Brasil, Ltda.
                                0.1%

                                   Pacificorp
                                   Form U-33-S
                                    Exhibit A
                                   Page 2 of 2

     PacifiCorp
         |
         |
     PacifiCorp
Group Holdings Company
      (Oregon)
         |
         |
         |
continued from page 1 ------------------------------------------- PacifiCorp International Group
                                                                         Holdings Company
                                                                             (Oregon)
                                                                                 |
                                                     -------------------------------------------------------
                                                     |                                                     |
                                                    100%                                                  100%
                                                     |                                                     |
                                              Pan-Pacific Global                                        Eastern
                                                 Corporation                                           Investment
                                                     |                                                  Company
                                                     |                                                     |
                                                     |                                                     |
                                                     |                                                     |
                                                     -----------------                    ------------------
                                                                     |                    |
                                                                     |                    |
                                                                    80%                  20%
                                                                     |                    |
                                                                     |                    |
                                                                     ----------------------
                                                                                |
                                 ---------------------------------------   PacifiCorp
                                 |                                       Australia, LLC
                                100%                                            |
                                 |                                             100%
                            Hazelwood                                           |
                            Australia,                                          |
                               Inc.                                             |
                                 |                                              |
                                 |                                         PacifiCorp
                       ----------------------                              Australia
                       |                    |                           Holdings Pty Ltd
                       |                    |                                   |
                      100%                 100%                                 |
                       |                    |                                   |
                    Hazelwood           PacifiCorp                             100%
                  Holdings, Inc.        Global, Inc.                            |
                       |                    |                                   |
                       |                    |                                   |
                      10%                   90%                       PowerCor Australia Ltd
                       |                    |
                       |                    |
                       ----------------------
                                 |
                                 |
                         Hazelwood Pacific
                              Pty Ltd
                                 |
                                 |
                                 |
                               19.90%
                                 |
                                 |
                             Hazelwood
                               Power